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     Attorneys at Law

3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA 19103-2799
215.981.4000
Fax 215.981.4750

                                                                   John P. Falco
                                                   direct dial: (215) 981 - 4659
                                                    direct fax: (866) 422 - 2114
                                                            falcoj@pepperlaw.com


                                 December 15, 2009


Division of Investment Management
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attn:  Mary B. Cole, Esq.


                 RE:        FUNDVANTAGE TRUST (THE "TRUST")
                            1940 ACT FILE NO.  811-22027
                            1933 ACT FILE NO.  333-141120
                            -----------------------------

Dear Ms. Cole:

                  Pursuant to Rule 497(c) under the Securities Act of 1933, FundVantage Trust (the "Trust") is hereby transmitting definitive copies of the prospectus and statement of additional information (the "SAI") for the Pemberwick Fund (the "Fund"), which were included in Post-Effective Amendment No. 12 to the Trust's registration statement on Form N-1A ("Amendment No. 12") filed with the Securities and Exchange Commission (the "Commission") on June 12, 2009. Definitive copies of the prospectus and SAI are being filed to incorporate changes to the prospectus and SAI for the Fund in response to oral comments provided to us by the staff of the Commission (the "Staff") to Amendment No. 12. Amendment No. 12 was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 (the "1933 Act") to register the Fund as a new series of the Trust under the Investment Company Act of 1940 (the "1940 Act") and the shares of the Fund under the 1933 Act.

                  We appreciate the opportunity to address the Staff's comments regarding certain disclosure in the prospectus and in the SAI contained in Amendment No. 12 with respect to the Fund. We have organized this letter by setting forth the Staff's comments in italicized text followed by the Trust's response to the Staff's comments.

                                      * * *

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          Berwyn   Harrisburg   Orange County   Princeton   Wilmington

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

(PEPPER HAMILTON LLP LOGO)
     Attorneys at Law

U.S. Securities and Exchange Commission
December 15, 2009
Page 2


1. IN THE PROSPECTUS, DISCLOSE WHETHER THERE IS A NOTICE REQUIREMENT IN THE EVENT THAT THE FUND'S NON-FUNDAMENTAL INVESTMENT OBJECTIVE IS CHANGED.

                  RESPONSE: The prospectus has been revised to state that the investment objective may be changed by the Board of Trustees without shareholder approval upon notice to shareholders.

2. IN THE PROSPECTUS, DISCLOSE THE RISKS ASSOCIATED WITH A NEW FUND AND NEWLY CREATED INVESTMENT ADVISER.

                  RESPONSE: The prospectus has been revised to reflect the Staff's comments.

3. IN THE PROSPECTUS, PROVIDE A MORE DETAILED SUMMARY REGARDING THE FUND'S MARKET TIMING AND FREQUENT TRADING POLICIES DISCUSSED IN THE SECTION ENTITLED "MARKET TIMING AND FREQUENT TRADING POLICY."

                  RESPONSE: The "Market Timing and Frequent Trading Policy" section of the Prospectus has been revised to address the Staff's comments. The market timing and frequent trading policy discussion has been expanded to include that (1) the Adviser believes that the Fund is not as susceptible as other mutual funds to the adverse effects of market timing activity because the Fund invests in high quality and liquid securities; (2) the Fund's Chief Compliance Officer conducts a review process in coordination with the Adviser and other service providers; and (3) if a financial intermediary fails to enforce the Fund's policies with respect to market timing and other abusive trading activity, the Fund may take other actions, including terminating its relationship with such financial intermediary.

4. IN THE SAI, PROVIDE THE REQUIRED INFORMATION REGARDING THE NUMBER AND TOTAL ASSETS OF OTHER ACCOUNTS MANAGED BY THE FUND'S PORTFOLIO MANAGER.

                  RESPONSE: The SAI has been revised to reflect the Staff's comments.

                                      * * *

                  Please direct any questions concerning this letter to the undersigned at 215.981.4659 or, in his absence, to Joseph V. Del Raso, Esq. at 215.981.4506.

                                                    Very truly yours,

                                                    /s/ John P. Falco
                                                    -----------------
                                                    John P. Falco


cc:        Joel Weiss, President of FundVantage Trust
           Joseph V. Del Raso, Esq.

                                FUNDVANTAGE TRUST
                              301 BELLEVUE PARKWAY
                              WILMINGTON, DE 19809

                                 December 15, 2009

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                 Re:   FundVantage Trust (the "Trust")
                       File Nos. 333-141120 and 811-22027
                       ----------------------------------

Dear Sir or Madam:

                  In connection with the Trust's response to certain oral comments received from the Commission staff with respect to Post-Effective Amendment No. 12 Trust's registration statement on Form N-1A filed with the Commission on June 12, 2009 (the "Amendment"), the Trust is providing the following, as instructed:

                  The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Amendment, (ii) Commission staff comments or changes to disclosure in response to staff comments in the Amendment reviewed by the staff do not foreclose the Commission from taking any action with respect to the Amendment, and (iii) the Trust may not assert staff comments with respect to the Amendment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                  Please direct any questions concerning this letter to Joseph
V. Del Raso, Esq. of Pepper Hamilton, LLP, counsel to the Trust, at 215.981.4506 or, in his absence to John P. Falco, Esq. of Pepper Hamilton at 215.981.4659.

                                                    Very truly yours,

                                                    /s/ Joel L. Weiss
                                                    -----------------
                                                    Joel L. Weiss
                                                    President


Cc: Ms. Mary B. Cole, Attorney/Advisor, Securities and Exchange Commission Joseph V. Del Raso, Esq.